FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                            For the month of October

                             Commission File Number

                             WATERFORD WEDGWOOD PLC
                 (Translation of registrant's name into English)

                      1/2 UPPER HATCH ST, DUBLIN 2, IRELAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





THIS ANNOUNCEMENT AND THE INFORMATION CONTAINED HEREIN IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN


For Immediate Release
21 October 2004


                    Possible Cash Offer for Royal Doulton plc
             Proposed Fully Underwritten EUR100 million Rights Issue
                         New Banking Facilities Secured
                                 Trading Update


Waterford Wedgwood plc, ("the Group" or "Waterford Wedgwood") the luxury lifestyle group, today announces that it is in advanced discussions about a possible cash offer for Royal Doulton plc ("Royal Doulton"), one of the world's leading chinaware manufacturers and owner of the Royal Doulton, Minton and Royal Albert brands.

The Group also announces a proposed fully underwritten rights issue of approximately EUR100 million, and that it has secured new banking facilities and repaid its existing senior facilities in their entirety.


Offer for Royal Doulton Under Discussion

The Boards of Waterford Wedgwood and Royal Doulton are in advanced discussions regarding a possible recommended offer for Royal Doulton by Waterford Wedgwood. Due diligence has been completed to the satisfaction of Waterford Wedgwood, but certain other matters remain to be resolved and consequently there can be no certainty that a formal offer will be made. Any formal offer is expected to be 12 pence in cash per Royal Doulton share and, subject to the resolution of these matters, the Board of Royal Doulton intends to recommend such an offer.

Waterford Wedgwood currently holds 21.16% of Royal Doulton shares and these would not be the subject of the possible offer. Sir Anthony O'Reilly, Chairman of Waterford Wedgwood, and Mr Peter John Goulandris, Deputy Chairman of Waterford Wedgwood, between them own a further 3.99% of Royal Doulton shares; these would be the subject of the possible offer.

A further announcement will be made in due course.


Fully Underwritten EUR100 million Rights Issue

- Proposed Rights Issue on the basis of 5 New Stock Units for every 3 Stock Units held by qualifying stockholders (on a record date to be determined) at EUR0.06 per New Stock Unit (approximately 1.66 billion New Stock Units). Rights Issue is fully underwritten by a company controlled by Sir Anthony O'Reilly and Mr Peter John Goulandris (70% of the Rights Issue), and by Davy (30% of the Rights Issue)

- Rights Issue price represents a discount of 53.8% to the closing price of EUR0.13 per Stock Unit on 20 October, 2004

- O'Reilly and Goulandris families have confirmed their intention to take up their full rights entitlements

- Rights Issue fully covers the cost of the equity component of the possible Royal Doulton acquisition

- Rights Issue is conditional on an announcement by the Group of a firm intention to make an offer for Royal Doulton but is not conditional on completion of the Royal Doulton acquisition

- Rights Issue is also conditional on, inter alia, the grant by the Irish Takeover Panel of a waiver under Rule 9 of the Irish Takeover Rules and on independent shareholder approval, each in respect of the underwriting arrangements. It is also conditional on shareholders approving an increase in the authorised share capital of the Group and the renewal of various allotment authorities.


New Banking Arrangements Secured

A new facility led by Burdale Financial Limited, a subsidiary of Wachovia Corporation, replaces in full the previous bank syndicate. The new facility is secured on the assets of the Group and has a term of up to four years. With less restrictive covenants, the new facility offers greater flexibility and scope. It has also facilitated the repayment of existing senior facilities.


Strategic and Trading Update

Our Plan for Growth, announced earlier this year, is underway. Our working capital programme will be completed by December 2005 with major advances expected to be made by March 2005. The capacity utilisation of our Wedgwood factories will be transformed with concomitant efficiencies by the acquisition of Royal Doulton, should that take place. Focused marketing initiatives have been introduced to drive revenue growth over the next few years.

However, sales for the six months to 30 September 2004 were disappointing at EUR356 million. On a like-for-like basis (excluding exchange and All-Clad), sales were 5% below the corresponding period last year and, as a consequence, the pre-tax result for the six months is likely to be significantly below consensus market expectations. Some of the reduction in sales is because we have refocused our retail distribution in the United States.


At Waterford Wedgwood's Annual General Meeting held today in Dublin, the following comments were made:


Sir Anthony O'Reilly, Chairman of Waterford Wedgwood, said:

"The past three years have been turbulent and we would not deny that the financial performance of the company continues to disappoint us all.

"Although the current environment remains challenging, in the past six months we have made many changes and put in place some important foundations for future growth. Today is an important day in the history of Waterford Wedgwood.

"The possible acquisition of Royal Doulton would transform Wedgwood. The benefits of such a deal are immediately apparent. With Royal Doulton's restructuring largely completed, we could add Royal Doulton's revenues to our top-line sales without greatly increasing our costs. This would increase the profitability of the combined businesses.

"The fact that the O'Reilly and Goulandris families are underwriting most of the Rights Issue is proof positive of our belief in Waterford Wedgwood and its world-class portfolio of products."



Redmond O'Donoghue, Group Chief Executive, said:

"Today's announcements are very significant. If the acquisition of Royal Doulton takes place, the very material investment that we have made in recent years in our manufacturing facilities will enable us to integrate Royal Doulton with minimal disruption and lay down the foundation for improved profitability.

"Our new bank facility provides us with a greater degree of flexibility, enhances our liquidity and allows us the freedom to operate our business, focusing on cash generation in the short-term. While trading performance in the six months to 30 September was behind last year, we are confident that planned marketing initiatives and the previously announced cost saving measures will lead to a reversal of this trend."



For further information, please contact:

Waterford Wedgwood                                       +353 (0) 1 4781 855
Redmond O'Donoghue, CEO
Paul D'Alton, Chief Financial Officer

Lazard (Enquiries re Possible Offer)                     +44 (0) 207 187 2000
Nicholas Shott/David Reitman

Davy (Rights Issue)                                      +353 (0) 1 6796 363
Hugh McCutcheon/Eugenee Mulhern

College Hill (Investor Relations)                        + 44 (0) 7798 843276
Kate Pope/Mark Garraway

Powerscourt (UK and International Media)                 + 44 (0) 20 7236 5619
Rory Godson/John Murray

Dennehy Associates (Irish Media)                         + 353 (1) 676 4733
Michael Dennehy




The contents of this announcement have been prepared by and are the sole responsibility of Waterford Wedgwood, and have been approved by J&E Davy ("Davy") for the purposes of section 21(2)(b) of the Financial Services and Markets Act 2000 of the United Kingdom. Davy is acting for Waterford Wedgwood and no one else in connection with the Rights Issue and will not be responsible to anyone other than Waterford Wedgwood for providing the protections afforded to the clients of Davy or for providing advice in connection with the Rights Issue.

Lazard & Co., Limited, is acting for Waterford Wedgwood in connection with the possible offer and no-one else, and will not be responsible to anyone other than Waterford Wedgwood for providing the protections afforded to clients of Lazard & Co., Limited or for providing advice in relation to the possible offer.

This announcement shall not constitute, or form part of, an offer of, or the solicitation of any offer, to subscribe for or buy any of the Rights Issue Stock Units to be issued or sold in connection with the Rights Issue. Offers should only be made on the basis of the information contained in the Prospectus to be issued in due course in connection with the Rights Issue and any supplements thereto. The Prospectus will contain detailed information about the Rights Issue, Waterford Wedgwood and its management, as well as financial information.

The offer of the Rights Issue Stock Units in certain jurisdictions may be restricted by law and therefore potential investors should inform themselves about and observe any such restrictions. This announcement does not contain or constitute an offer of securities for sale in the United States. The securities referred to herein have not been and will not be registered under the US Securities Act of 1933, as amended (the "US Securities Act") and may not be offered or sold in the United States absent registration or an exemption from registration under the US Securities Act. This announcement and the information contained herein is not for release, publication or distribution in or into the United States, Canada, Australia or Japan.





                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                      Waterford Wedgwood PLC
                                                           (Registrant)


                                                       By: Patrick Dowling
                                                           (Signature)*


Date: 21 October 2004